Form N-SAR

Sub-Item 77D
Policies with Respect to Securities Investments
Janus Research Core Fund, INTECH Risk-Managed Core Fund
2-34393, 811-1879

Janus Research Core Fund
New Policy:
The Fund pursues its investment objective by investing primarily in equity securities selected for their growth potential. Eligible equity securities in which the Fund may invest include:

* domestic and foreign common stocks
* preferred stocks
* securities convertible into common stocks or preferred stocks, such as convertible preferred stocks, bonds, and debentures
* other securities with equity characteristics (including the use of derivatives)

The Fund may invest in companies of any size.

Old Policy:
The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets in equity securities selected for their growth potential. Eligible equity securities in which the Fund may invest include:

* domestic and foreign common stocks
* preferred stocks
* securities convertible into common stocks or preferred stocks, such as convertible preferred stocks, bonds, and debentures
* other securities with equity characteristics (including the use of swaps)

The Fund may invest in companies of any size.

INTECH Risk-Managed Core Fund
New Policy:
The Fund invests primarily in common stocks from the universe of the Fund's benchmark index, which is the S&P 500(R) Index. Stocks are selected for their potential contribution to the long-term growth of capital, utilizing INTECH's mathematical investment process.

The Fund pursues its investment objective by applying a mathematical investment process to construct an investment portfolio from the universe of common stocks within its benchmark index. The goal of this process is to build a portfolio of stocks in a more efficient combination than the benchmark index. The process seeks to capitalize on the natural volatility of the market by searching for stocks within the index that have high relative volatility (providing the potential for excess returns) but that essentially move in opposite directions or have low correlation to each other (providing the potential for lower relative risk). By constructing the portfolio in this manner and regularly rebalancing the portfolio to maintain potentially more efficient weightings, INTECH's mathematical investment process seeks to create a portfolio that, over time, produces returns in excess of its benchmark index with an equal or lesser amount of risk. The rebalancing techniques used by the Fund may result in a higher portfolio turnover compared to a "buy and hold" fund strategy.

Old Policy:
The Fund invests, under normal circumstances, at least 80% of its net assets in common stocks from the universe of the Fund's benchmark index, which is the S&P 500(R) Index. Stocks are selected for their potential contribution to the long-term growth of capital, utilizing INTECH's mathematical investment process. The Fund pursues its investment objective by applying a mathematical investment process to construct an investment portfolio from the universe of common stocks within its benchmark index. The goal of this process is to build a portfolio of stocks in a more efficient combination than the benchmark index. The process seeks to capitalize on the natural volatility of the market by searching for stocks within the index that have high relative volatility (providing the potential for excess returns) but that essentially move in opposite directions or have low correlation to each other (providing the potential for lower relative risk). By constructing the portfolio in this manner and continually rebalancing the portfolio to maintain potentially more efficient weightings, INTECH's mathematical investment process seeks to create a portfolio that, over time, produces returns in excess of its benchmark with an equal or lesser amount of risk.